TEAM TOPIA, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Team Topia, Inc.
Austin, Texas

We have reviewed the accompanying financial statements of Team Topia, Inc., which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
September 7, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

TEAM TOPIA, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 238,346	$ 339,823
Accounts receivable, net	2,249	5,117
Prepaid expenses and other current assets	858	858
TOTAL CURRENT ASSETS	241,453	345,798
OTHER ASSETS		
Intangible assets	1,981	2,325
Deposits	184	184
TOTAL OTHER ASSETS	2,165	2,509
TOTAL ASSETS	$ 243,618	$ 348,307

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 3,545	$ 5,289
Accrued expenses	1,147	398
Deferred income	134,481	214,407
SBA PPP loan	7,556	-
Notes payable - current portion	148	73,129
Notes payable - related party	-	25,000
TOTAL CURRENT LIABILITIES	146,877	318,223
LONG-TERM LIABILITIES		
Notes payable	24,424	-
Warrant liability	19,422	19,422
Convertible note	823,490	470,523
TOTAL LONG-TERM LIABILITIES	867,336	489,945
TOTAL LIABILITIES	1,014,213	808,168
SHAREHOLDERS' EQUITY		
Preferred stock, see note 8	342	342
Common stock, see note 8	896	896
Additional paid-in capital	674,335	662,500
Shareholders' equity	(1,446,168)	(1,123,599)
TOTAL SHAREHOLDERS' EQUITY	(770,595)	(459,861)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 243,618	$ 348,307

See independent accountant's review report and accompanying notes to financial statements.

TEAM TOPIA, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 532,970	$ 886,300
COST OF GOODS SOLD	191,233	442,771
GROSS PROFIT	341,737	443,529
OPERATING EXPENSES		
Amortization expense	344	344
General and administrative	26,290	35,930
Payroll expenses	493,881	336,833
Research and development	107,479	135,649
Professional fees	21,999	6,082
Sales and marketing	19,747	28,421
TOTAL OPERATING EXPENSES	669,740	543,259
NET OPERATING INCOME	(328,003)	(99,730)
OTHER INCOME/(EXPENSES)		
Other income	10,080	1,550
Interest expense	(57,246)	(21,619)
SBA PPP loan forgiveness	52,600	-
TOTAL OTHER INCOME/(EXPENSES)	5,434	(20,069)
NET LOSS	$ (322,569)	$ (119,799)

See independent accountant's review report and accompanying notes to financial statements.

TEAM TOPIA, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Preferred Stock				Common Stock								
	Shares		Amount		Shares		Amount		Additional Paid-in Capital		Retained Earnings (Accumulated Deficit)		Total
BEGINNING BALANCE, JANUARY 1, 2019	3,419,160	$	342		12,083,334	$	1,208		659,329	$	(1,003,800)	$	(342,921)
Cancellation of common stock shares	-				(3,125,000)		(312)		312		-	$	-
Stock options vested	-		-		-		-		2,859		-	$	2,859
Net loss	-		-		-		-		-		(119,799)	$	(119,799)
ENDING BALANCE, DECEMBER 31, 2019	3,419,160	$	342		8,958,334	$	896	$	662,500	$	(1,123,599)	$	(459,861)
Stock options vested	-		-		-		-		11,835		-	$	11,835
Net loss	-		-		-		-		-		(322,569)	$	(322,569)
ENDING BALANCE, DECEMBER 31, 2020	**3,419,160**	**$**	**342**		**8,958,334**	**$**	**896**	**$**	**674,335**	**$**	**(1,446,168)**	**$**	**(770,595)**

See independent accountant's review report and accompanying notes to financial statements.

TEAM TOPIA, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (322,569)	$ (119,799)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	344	344
Stock compensation	11,835	2,859
(Increase) decrease in assets:		
Accounts receivable	2,868	1,829
Prepaid expenses and other current assets	-	448
Deposits	-	16
Increase (decrease) in liabilities:		
Accounts payable	(1,744)	(11,587)
Deferred income	(79,926)	23,217
Accrued expenses	48,716	11,245
CASH USED FOR OPERATING ACTIVITIES	(340,476)	(91,428)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of SBA PPP loan	7,556	-
Repayment of notes payable	(48,557)	(45,046)
Issuance of notes payable - related party	(25,000)	(2,760)
Issuance of convertible notes	305,000	305,000
CASH PROVIDED BY FINANCING ACTIVITIES	238,999	257,194
NET INCREASE (DECREASE) IN CASH	(101,477)	165,766
CASH AT BEGINNING OF YEAR	339,823	174,057
CASH AT END OF YEAR	$ 238,346	$ 339,823

	2020	2019
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 8,807	$ 10,585
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Team Topia, Inc. (the "Company") was incorporated in the State of Delaware on July 5, 2011. The Company provides computer software that simplifies running competitive sports teams and events.

Going Concern
Since Inception, the Company has relied on funds from convertible notes, notes payable, and stock issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, and 2019, the Company has recorded nil and $33 as an allowance for doubtful accounts.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of trademarks and domains. Trademarks and domains are amortized over the useful life of the intangible asset. Amortization expense for the years ending December 31, 2020, and 2019, was $344 and $344, respectively.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Texas.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling a subscription to the swim software and by processing customer merchant processing transactions. The Company's payments are generally collected upfront. For years ending December 31, 2020, and 2019 the Company recognized $532,970 and $886,300 in revenue, respectively.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)
Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Convertible Notes

The Company has issued several convertible promissory notes. In 2018, seven promissory notes were issued for a total of $150,000 with 6% APRs and maturity dates in 2020. These notes carry valuation caps of $4,290,000 and discount rates of 20%. In 2019, these notes were extended, with new maturity dates in 2022.

In late 2019, early 2020, nine promissory notes were issued for a total of $610,000, with 6% APRs and maturity dates in 2021. These notes carry valuation caps of $6,500,000 and discount rates of 20%.

4. Notes Payable – Related Party

During 2019, a related party has provided a loan to the Company valued at nil and $25,000 as of December 31, 2020 and 2019, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management paid this loan back during 2020.

5. Notes Payable

Debt consisted of the following at December 31, 2020 and 2019:

	2020	2019
SBA EIDL loan; interest at 3.75% per annum, maturing in June 2051, monthly payment of $114, uncollateralized.	$ 24,572	$ -
Contract note payable; interest at 8.0% per annum, maturing in June 2020, monthly payment of $3,282, uncollateralized.	-	23,129
Contract note payable; interest at 12.0% per annum, maturing in November 2020, monthly payment of interest only, balloon payment due at maturity, uncollateralized.	-	50,000
	$ 24,572	$ 73,129
Less: Current portion of notes payable	148	73,129
Long term portion of notes payable	24,424	-

Maturity of the notes payable is as follows:

December 31, 2021	$ 148
December 31, 2022	458
December 31, 2023	475
December 31, 2024	493
December 31, 2025	512
Thereafter	22,486
	$ 24,572

6. SBA PPP Loan

In 2020, the Company received loan proceeds of $60,600 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

6. SBA PPP Loan (continued)

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company received notification that $52,600 of the loan was fully forgiven.

7. Warrant Liability

During 2018, the Company issued 583,232 warrants to a service provider. The warrants entitle the holder to purchase one share of common stock at an exercise price equal to $0.035 per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business on July 14, 2028 (the "Termination Date"). The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are callable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 "Distinguishing Liabilities from Equity". In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations.

The fair value of the warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

Stock Price	$	0.0350
Exercise Price	$	0.0350
Time to Maturity (years)		10
Annual Risk-Free Interest Rate		0.14%
Annualized Volitility		125%
Fair value of warrants	$	0.0333

See independent accountant's review report.

7. Warrant Liability (continued)

The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

	Warrants Outstanding	Fair Value per Share	Fair Value
Fair value at initial measurement date:	583,232	$ 0.03	$ 19,422
Fair value at December 31, 2019:	583,232		19,422
Fair value at December 31, 2020:	583,232		$ 19,422

As of December 31, 2020, and 2019, the Company recorded a gain of nil and nil in the change of fair value of the warrants, respectively.

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility as inputs. During the years ending December 31, 2020, and 2019, none of the warrants have bene exercised.

8. Equity

Preferred Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 3,571,429 shares, at $0.0001 par value per share. As of December 31, 2020, and 2019, 3,419,160 and 3,419,160 shares have been issued and are outstanding, respectively.

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 17,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, and 2019, 8,958,334 and 8,958,334 shares have been issued and are outstanding, respectively.

Stock Compensation/Equity Incentive
The Company's 2011 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 3,709,591 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. The Company has recorded stock compensation expenses of $11,835 and $2,859 during the years ending December 31, 2020 and 2019, respectively. The options were valued at $0.0333 per share using the Black Scholes Model. No shares were exercised during the years ending December 31, 2020 and 2019.

8. Equity (continued)

Stock Compensation/Equity Incentive (continued)
As of December 31, 2020, the following represents the outstanding options at their respective exercise price:

	Options Granted	Strike Price
December 31, 2019	2,545,008	0.035
December 31, 2020	3,276,832	0.035 - 0.05

9. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on July 5, 2011, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10. Subsequent Events

Covid-19
The ongoing COVID-19 pandemic has had a material adverse effect on the Company's business, cash flows and financial condition. The impact of the COVID-19 pandemic and measures to prevent its spread resulted in reduced participation in and the widespread cancellation of sporting events in 2020. As a result, the Company issued partial refunds and credits toward future service to a majority of its customers for their cancelled 2020 seasons. The Company adapted its products to address the needs of teams competing within COVID-19 related restrictions and safety guidelines. With the general availability of effective vaccines, most teams who cancelled their Summer 2020 seasons were able to hold seasons in Summer 2021 with some reduction in participation. In addition, the Company added 315 new accounts between January 1 and September 1, 2021. As a result, year-to-date income through September 1, 2021 exceeded the year-to-date income from the previous pre-pandemic comparable period January 1 to September 1, 2019, suggesting the Company recovered from the previous negative financial impacts. However, the duration and future extent of the COVID-19 pandemic remains unknown and may continue to adversely affect the Company's future performance.

PPP Loans
In February 2021, the Company received a second PPP loan for $81,300.

In March 2021, the Company received notification that the additional amount of $7,556 on the first PPP loan was forgiven.

In August 2021, the Company received notification that the second PPP loan, for $81,300 was fully forgiven.

Managements Evaluation
The Company has evaluated subsequent events through September 7, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.